EXHIBIT 12  Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Unaudited (dollars in thousands)	Year ended December 31,
	2006	2007	2008	2009	2010
COMPUTATION OF EARNINGS
Income (loss) from continuing operations before income taxes and fixed charges	$17,933	$27,141	$(44,741)	$(48,317)	$(49,010)
Add:
Fixed charges	1,121	3,738	14,377	16,164	20,073
Subtract:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	-	916	-	-	-
Earnings (loss), as defined	$19,054	$29,963	$(30,364)	$(32,153)	$(28,937)
COMPUTATION OF FIXED CHARGES AND PREFFERED STOCK DIVIDENDS:
Interest expense (no capitalized interest)	$1,005	$3,501	$ 13,894	$15,524	$19,399
Estimate of interest within rental expense (1)	116	237	483	640	674
Fixed charges, as defined	1,121	3,738	14,377	16,164	20,073
Dividends on preferred stock and accretion of discount (2)	-	-	-	2,231	6,543
Combined fixed charges, preferred stock dividends and accretion of discount	$1,121	$3,738	$14,377	$18,395	$26,616
Ratio of earnings to fixed charges	17.00	8.02	N/A	N/A	N/A
Deficiency of earnings to cover fixed charges	N/A	N/A	$(44,741)	$(48,317)	$(49,010)
Ratio of earnings to fixed charges and preferred stock dividends	17.00	8.02	N/A	N/A	N/A
Deficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	$(44,741)	$(50,548)	$(55,553)
(1) One third of rental expense is deemed to be representative of interest. (2) Amount has not been grossed up to a pre-tax amount due to a negative effective tax rate.